

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05069776

October 24, 2005

W. Wayne Withers
Executive Vice President,
Secretary and General Counsel
Emerson Electric Co.
8000 West Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/24/2005

Re: Emerson Electric Co.
Incoming letter dated September 19, 2005

Dear Mr. Withers:

This is in response to your letter dated September 19, 2005 concerning the shareholder proposal submitted to Emerson by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated September 29, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser


OCT 2 6 2005

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036



W. Wayne Withers
Executive Vice President
Secretary and General Counsel

8000 West Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 3798
F (314) 553 3205
wayne.withers@emrsn.com

September 19, 2005

1934 Act/Rule 14a-8

Via Electronic Mail and Hand Delivery

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Emerson Electric Co., a Missouri corporation ("Emerson"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") of Emerson's intention to exclude the shareholder proposal and supporting statement (the "Proposal"), a copy of which is attached as Exhibit A, submitted by the American Federation of State, County and Municipal Employees Pension Plan (the "Proponent"), from the proxy solicitation materials to be distributed by Emerson in connection with its 2006 annual meeting of shareholders (the "2006 Proxy Materials"). To the extent that the reasons supporting the omission of the Proposal set forth herein are based on matters of law, this letter also constitutes an opinion of counsel, as required by Rule 14a-8(j).

In accordance with Rule 14a-8 under the Exchange Act, I hereby respectfully request that the Staff confirm that no enforcement action will be recommended against Emerson if the Proposal is omitted from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), I have enclosed six copies of this letter and the attachments. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal urges the Compensation and Human Resources Committee of the Board of Directors of Emerson to establish a policy to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus ("2.99"). The Proposal defines a "future severance agreement" as an employment agreement containing severance provisions; a change of control agreement; a retirement agreement and an agreement renewing, modifying or extending existing such agreements. The Proposal defines "benefits" to include lump-sum cash payments, and the estimated present value of periodic retirement benefits, fringe benefits, perquisites, consulting fees and other amounts to be paid to the executive after or in connection with termination of employment. Emerson intends to exclude the Proposal from its 2006 Proxy Materials (i) pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would likely cause Emerson to violate federal law and/or to breach existing agreements in violation of state law, (ii) pursuant to Rule 14a-8(i)(3) because the Proposal is contrary to the proxy rules, (iii) pursuant to Rule 14a-8(i)(6) because to the extent the Proposal, if implemented, would likely require Emerson to violate federal and/or state law, Emerson lacks the power and authority to implement the Proposal and (iv) pursuant to Rule 14a-8(i)(7) because the Proposal deals with Emerson's ordinary business operations.

II. The Proposal may be Excluded Pursuant to Rule 14a-8(i)(2) Because it Would Likely Cause Emerson to Violate Federal Law and/or to Breach Existing Agreements in Violation of Missouri State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Due to the fact that Emerson's implementation of the Proposal would likely result in a violation of federal law and/or the breach of certain existing contracts in violation of Missouri state law, the Proposal may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(2).

A. Implementation of the Proposal Would Likely Result in a Violation of Federal Law.

Emerson senior executives participate in the base regular Emerson Electric Co. Retirement Plan (the "Qualified Plan"), a qualified defined benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Qualified Plan is generally available to all full-time employees of Emerson's Corporate and other divisions. The benefits of some Emerson employees may be limited under the Qualified Plan due to certain applicable limits under the Internal Revenue Code of 1986, as amended ("Code"), on the amount of compensation that can be considered when calculating benefits and determining annual distribution amounts. An employee whose benefits are limited under these restrictions may be selected to participate in an Emerson non-qualified supplemental retirement plan (the "Non-Qualified Plan", and together with the Qualified Plan, the "Retirement Plans").

Section 204(g)(1) of ERISA and Section 411(d)(6) of the Code provide that a plan subject to the benefit accrual rules of ERISA and the vesting requirements of the Code may not be amended to decrease the accrued benefits of a participant under the plan. Benefits accrued under the Qualified Plan are subject to these rules. While non-qualified plans are not subject to the benefit accrual and vesting requirements of ERISA, courts have held that, under ERISA's common law of contracts, such plans should be treated as unilateral contracts. *See, e.g.*, Kemmerer v. ICI Americas, Inc., 70 F.3d 281 (3rd Cir.1995), *cert. denied*, 115 S. Ct. 1354 (1996); Eastman Kodak Co. v. Bayer Corp., 369 F. Supp.2d 473, 478-79 (S.D.N.Y.2005); Aiena v. Olsen, 69 F.Supp.2d 521, 533 (S.D.N.Y.1999); Carr v. First National Bank, 816 F.Supp. 1476, 1492 (N.D.Ca.1993). Accordingly, courts have held that an employer is prohibited from retroactively amending or terminating its agreement to provide retirement benefits under a non-qualified plan once a participant has accepted the contract by performing services for the employer for the requisite number of years. *See*, Kemmerer 70 F.3d at 287; Eastman Kodak Co., 369 F. Supp.2d at 478; Carr, 816 F.Supp. at 1492.

The estimated present value of future retirement benefit accruals under the Retirement Plans plus the value of the portion of the awards described in more detail below (that would be accelerated upon a change of control of Emerson) currently exceeds 2.99 for one or more senior executives of Emerson. The benefits payable to Emerson's senior executives under the Retirement Plans will increase in the future as a result of (i) the additional tenure of each senior executive with Emerson (i.e., with each additional year of future service calculated in accordance with the formulas contained in the Retirement Plans) and (ii) any increases in covered compensation. As a result, even if a senior executive's current compensation (salary plus bonus) *does not change* in the future, the present discounted value of such benefits under the Retirement Plans will increase with each year of additional service.

The Staff has indicated that even non-written compensation arrangements with at-will employees may constitute an "agreement" that must be disclosed and filed pursuant to Item 601 of Regulation S-K with a company's annual report on Form 10-K. Each year, the appointment or reappointment of a senior executive to his or her office for the current year would constitute a modification to such arrangements as they relate to benefits under the Retirement Plans. As a result, in order to comply with the Proposal, Emerson would likely have to reduce the vested pension benefits available to its executives under the Qualified Plan in violation of the anti-cutback provisions of Section 204(g) of ERISA and Section 411(d)(6) of the Code. Moreover, according to the case law cited above, such reductions would violate the anti-cutback provisions under the ERISA common law of contracts applicable to the Non-Qualified Plan.

Implementation of the Proposal could also have the effect of violating the "anti-cutback" provisions of ERISA and denying current or future senior executives their ERISA-protected benefits under the Qualified Plan by itself. Any limitation of benefits to which Emerson's employees are entitled under the Qualified Plan, including the limitation advocated by the Proposal, violates ERISA. If an employee's income declines, 2.99 times annual income and bonus could easily be less than the present value of his or her vested benefit under the Qualified Plan. Such a decline could occur for any number of reasons, including the following, all of which Emerson has experienced: (i) an executive agrees to remain in a part time position to aid transition or otherwise, (ii) an executive waives at least a portion of his or her salary and (iii) an executive retires mid-year (lowering his or her last year's income). ERISA was enacted on the principle that accrued benefits in which employees have vested interests are inviolable and may not be attached or limited. If implemented, the Proposal could limit the benefits to which current and future Emerson employees are entitled under the Qualified Plan in violation of ERISA.

For the foregoing reasons, Emerson believes that the Proposal may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(2) since it would likely result in Emerson's non-compliance with ERISA, in violation of federal law.

B. Implementation of the Proposal Would Likely Cause Emerson to Breach Existing Agreements in Violation of Missouri State Law.

Emerson has no "golden parachute" or severance contracts with any senior executives. Emerson has granted awards from time to time to its senior executives under its 1991 Stock Option Plan, 1998 Stock Option Plan and 2001 Stock Option Plan (collectively, the "Option Plans") and 1997 Incentive Shares Plan (the "Incentive Shares Plan" and, together with the Option Plans, the "Long-Term Awards"), all of which are incorporated by reference into Emerson's Annual Report on Form 10-K for the year ended September 30, 2004. The 1997 Incentive Shares Plan, the 1998 Stock Option Plan, the 2001 Stock Option Plan and the contracts with each employee evidencing the awards thereunder and under the 1991 Stock Option Plan contain provisions which cause such awards to accelerate upon a change of control of Emerson.

Generally, the Staff has taken the position that a company may exclude a shareholder proposal if implementation of the proposal could cause the company to breach an existing agreement. *See, e.g.*, International Business Machines Corporation (February 27, 2000) (permitting omission of a proposal to terminate and renegotiate employment agreement with chief executive officer); Sensar Corporation (May 14, 2001) (permitting omission of a proposal that would require modification to outstanding options); NetCurrents, Inc. (June 1, 2001) (permitting omission of a proposal because it may cause a breach of an existing employment agreement or other contractual obligation); International Business Machines Corporation (December 15, 1995) (proposal to reduce the compensation of executive officers was excludable based on the illegality under New York law of unilateral modifications to existing contracts by the company in connection with the proposal); Whitman Corporation (February 15, 2000) (permitting omission of a proposal in reliance on Rules 14a-8(i)(2) and 14a-8(i)(6) where the proposal would cause the company to breach an existing contract); Galaxy Foods Company (October 12, 1999) (same); and BankAmerica Corporation (February 24, 1999) (same). Under Missouri law (the state law applicable to the award contracts), the unilateral modification of an existing contract by an employer or the employer's failure to perform under an employment contract constitutes a breach of the employer's obligation under such employment contract. *See*, Luketich v. Goedecke, 835 S.W. 2d 504 (Mo. App. 1992); Forms Manufacturing, Inc. v. Edwards, 705 S.W. 2d 67 (Mo. App. 1985); Smith-Scharff Paper Co., Inc. v. Blum, 813 S.W. 2d 27 (Mo. App. 1991). While a breach of contract can take several forms, the unilateral reduction of payments or the elimination of vested benefits otherwise agreed to and payable under existing agreements in the manner contemplated by the Proposal would constitute an actionable breach of contract under Missouri law.

For the foregoing reasons, Emerson believes that the Proposal may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(2) since it would likely cause Emerson to breach existing agreements in violation of Missouri state law.

III. The Proposal may be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Contrary to the Proxy Rules.

Pursuant to Rule 14a-8(i)(3), a proposal may be excluded if the proposal or the supporting statement is contrary to any of the proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy soliciting materials. Division of Corporation Finance: Staff Legal Bulletin 14B (September 15, 2004) reaffirmed the application of Rule 14a-8(i)(3) to exclude or modify a proposal where "the company demonstrates objectively that a factual statement is materially false or misleading" or where a proposal is so vague and indefinite that neither the shareholders nor the company's board of directors would be able to determine, with any reasonable degree of certainty, what action or measures would be required to implement the proposal.

The Proposal is so replete with statements that are materially false and misleading such that the entire Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that if a proposal and supporting statement require detailed and extensive editing in order to bring them into compliance with the proxy rules, the proposal may be omitted without providing the proponent a chance to make revisions to the proposal or the supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001).

A. Some Supporting Statements Included in the Proposal are Materially False and Misleading.

The Proposal contains several statements identified below that are materially false and misleading. Because these statements in the Proposal are materially false and misleading and would require detailed and extensive corrective editing, if such were even possible, the Proposal may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(3).

The second and third sentences of the first paragraph of the supporting statements included in the Proposal indicate that an absence of a severance arrangement with Mr. Farr could expose Emerson's board of directors to pressure in effecting an involuntary termination of Mr. Farr and that only the shareholders, voting whether to approve such arrangement, could ensure that the interests of the shareholders are protected. This statement is materially false and misleading because the Proponent is suggesting, without factual support, that Emerson's executive officers are likely to manipulate or pressure Emerson's board to act improperly for the benefit of such executives to the detriment of shareholders. On the contrary, Emerson's directors have fiduciary duties under Missouri corporate law to act in the best interests of Emerson's shareholders. The notes to Rule 14a-9 cite, as an example of a false and misleading statement, one that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Thus, the second and third sentences of the first paragraph of the supporting statements included in the Proposal are materially false and misleading.

As noted above, Emerson has no "golden parachute" or severance contracts with any senior executives. The second and third sentences of the first paragraph of the supporting statements included in the Proposal suggest that Emerson should, however, have a severance arrangement with Mr. Farr and that the absence of such an arrangement may subject Emerson's board of directors to increased pressure if it needed to terminate Mr. Farr's employment. By including these supporting statements, the Proponent has created ambiguity as to whether Emerson should currently negotiate a severance agreement with Mr. Farr and, as a result, there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. For this reason as well, the second and third sentences of the first paragraph of the supporting statements included in the Proposal are vague and misleading.

The second and third paragraphs of the supporting statements included in the Proposal are irrelevant and misleading. These paragraphs are intended to inflame shareholders over Charles Knight's retirement arrangements negotiated many years ago, which the Proponent characterizes as "excessive" and "not in the interest of shareholders." A shareholder who is persuaded by these statements might vote in favor of the Proposal believing that Emerson has habitually paid its senior executives significant amounts upon retirement or perhaps that Emerson should repudiate the contract with Mr. Knight.

The second sentence of the second paragraph of the supporting statements included in the Proposal characterizes Mr. Knight's retirement compensation as "excessive." To the contrary, the present value of the perquisites to which Mr. Knight is entitled over the remaining term of his consulting arrangement based on the amount reported in the proxy solicitation materials distributed by Emerson in connection with its 2005 annual meeting of shareholders is well below 2.99.

The second sentence of the second paragraph of the supporting statements included in the Proposal also suggests that Emerson's arrangement with Mr. Knight is not in the interest of Emerson's shareholders. To the contrary, under the terms of his consulting arrangement, Mr. Knight in retirement is obligated to provide consulting services and advice to Emerson when and as requested by the Chief Executive Officer or by Emerson's Board of Directors for a period of time following retirement, up to 30 days per year. Mr. Knight continues to provide meaningful advice and consultation to Emerson's current management team under the terms of this arrangement. Moreover, Mr. Knight has agreed not to disclose any Emerson trade secrets or other confidential information and not to compete, directly or indirectly, with Emerson during the consulting period. Mr. Knight served as chief executive officer of Emerson for over 30 years. During that period, Mr. Knight gained a thorough understanding of Emerson and its businesses, the value of which is immeasurable. However, without factual support, the Proponent implies that, by approving Mr. Knight's consulting arrangement, Emerson's board has breached its fiduciary duties under Missouri corporate law to act in the best interests Emerson's shareholders. Such statements impugn the character, integrity and personal reputation of Emerson's board of directors in violation of Rule 14a-9. *See, e.g.*, The Boeing Company (February 18, 2003) (permitting the exclusion of sections of a proposal that implied, without factual foundation, that the directors and officers of the company were engaging in improper conduct); General Motors Corp. (March 29, 2001) (permitting the exclusion of a statement that "management influenced the vote of millions of shares by appointing trustees to vote for shareholders" because trustees must vote in accordance with their fiduciary duties and, thus, such statements may be materially false or misleading under Rule 14a-9). Thus, the second paragraph of the supporting statements included in the Proposal is materially false and misleading.

The second sentence of the fourth paragraph of the supporting statements included in the Proposal contends that the Council of Institutional Investors ("CII") has stated that shareholders should approve all agreements providing for severance, change in control or other special payments to executives exceeding 2.99 times the average annual salary plus annual bonus for the previous three years. In fact, the CII website referenced in the Proposal in support of that statement indicates that shareholders should "ratify" such agreements. Similarly, the last sentence of the third paragraph of the supporting statements included in the Proposal indicates that Institutional Shareholder Services ("ISS") favors shareholder ratification of severance arrangements involving senior executives. The references to CII and ISS are materially false and misleading because they suggest that those organizations have advocated shareholder "approval" of severance arrangements. In fact, those organizations promote shareholder "ratification." The Staff has permitted companies to omit references to publications or other third party sources that are taken out of context or otherwise used in a misleading way to improperly suggest support for a proponent's view. *See, e.g.*, The Home Depot (March 31, 2003) (statement attributed to a Business Week article may be omitted as misleading in context); General Motors Corporation (April 3, 2002) (requiring the proponent to delete the phrase "Enron-type practice"); Southwest Airlines Co. (March 25, 2002) (requiring the proponent to delete the phrase "Enron director side deals"); and AlliedSignal (January 15, 1998) (selected excerpts from publications arranged in a misleading way may be omitted). Moreover, several distinctions can be drawn between "approval" and "ratification," the most significant of which relates to the timing of the shareholder actions to be taken. The requirement to obtain shareholder approval prior to granting severance benefits to a senior executive might compromise the company's ability to negotiate an employment contract with a new executive or a severance arrangement in connection with the involuntary termination of a senior executive in an effective and timely manner. On the other hand, the requirement to obtain shareholder ratification allows the company to more effectively negotiate such arrangements without concerns over the timing, expense and delay of holding a special shareholder meeting. Emerson believes that substantive distinctions can be drawn between the Proposal and the stated positions of CII and ISS and that to include references to those organizations as having endorsed the Proposal is materially misleading.

Accordingly, because numerous statements in the Proposal are materially false and misleading, the entire Proposal may be properly excluded pursuant to Rule 14a-8(i)(3).

B. The Proposal is Inherently Vague and Indefinite.

The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable degree of certainty, what action or measures would be required to implement the proposal. *See, e.g.*, Eastman Kodak Company (March 3, 2003) (permitted omission of a proposal that failed to provide guidance on how it should be implemented); General Electric Company (January 23, 2003) (permitting omission of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors"); Gannett Company, Inc. (February 24, 1998) (permitting exclusion of a shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); and Philadelphia Electric Co. (July 30, 1992) (permitting exclusion of a proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires). Staff Legal Bulletin 14B (September 15, 2004) reaffirmed the application of Rule 14a-8(i)(3) to exclude proposals that are vague and indefinite.

The Proposal would require shareholder approval for agreements that provide severance benefits in an amount exceeding 2.99. The Proposal, however, does not specify over what time period the determinations of base salary and bonus should be made. The Proposal appears to require the determination to be made on the basis of an executive's existing base salary and bonus. However, the supporting statements included in the Proposal advocate determining the limitation by reference to the "average annual salary plus annual bonus for the previous three years." This ambiguity could only mislead shareholders to indulge multiple interpretations with respect to what actions might be required to implement the Proposal and could result in Emerson implementing a policy that is contrary to the intentions of the shareholders who voted for the Proposal.

Accordingly, because the Proposal is so vague and indefinite that neither the shareholders nor Emerson's board of directors would be able to determine, with any reasonable degree of certainty, what action or measures would be required to implement the Proposal, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3).

IV. The Proposal may be Excluded Pursuant to Rule 14a-8(i)(6) Because Emerson Would Lack the Power or Authority to Implement it.

Under Rule 14a-8(i)(6), a company may exclude a proposal from its proxy materials if the company lacks the power or authority to implement the proposal. The Staff has consistently recognized that a proposal which would, if implemented, result in a breach of an existing contract, may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of the company to implement the proposal. *See, e.g.*, Sensar Corporation (May 14, 2001), supra; Whitman Corporation (February 15, 2000), supra; and NetCurrents, Inc. (June 1, 2001), supra.

As discussed above, implementation of the Proposal would result in Emerson's non-compliance with ERISA in violation of federal law. As also discussed above, Emerson's senior executives are currently entitled to compensation and previously-earned benefits, including cash payments upon the occurrence of certain events, pension payments, fringe benefits, perquisites and other benefits pursuant to previous award contracts under the Long-Term Awards and the Retirement Plans. Any unilateral modification of those award contracts would constitute a breach of those contracts by Emerson in violation of Missouri law.

Accordingly, because Emerson would lack the power and authority to implement the Proposal lawfully, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(6).

V. The Proposal may be Excluded Pursuant to Rule 14a-8(i)(7) Because it Deals with Emerson's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." *See, e.g.*, CoBancorp, Inc. (February 22, 1996) and Caterpillar, Inc. (February 13, 1992). The Staff has stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive compensation issues are not excludable. The distinction between senior executive compensation and general compensation issues represents the Staff's view that only senior executive compensation has "significant, policy implications" and therefore must be included in proxy materials. Exchange Act Release No. 12999 (November 22, 1976).

The Proposal is flawed since it has a far broader focus than merely those few members of senior management for whom the Staff has previously expressed its "policy" concerns. Emerson identified 59 employees as senior executives on page 55 of its 2004 Annual Report. To apply what the Proposal requires could cause Emerson to limit the amount of severance and retirement benefits available to all 59 of those employees. The Proposal therefore concerns general compensation matters that have no significant policy implications.

As a result, Emerson believes that the Proposal may properly be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) since it relates to Emerson's ordinary business operations.

Conclusion

For the foregoing reasons, Emerson believes it may properly exclude the Proposal from the 2006 Proxy Materials (i) under Rule 14a-8(i)(2) because the Proposal would, if implemented, likely cause Emerson to violate federal and/or state law, (ii) under Rule 14a-8(i)(3) because the Proposal is contrary to the proxy rules, (iii) under Rule 14a-8(i)(6) because Emerson would lack the power or authority to implement the Proposal and (iv) under Rule 14a-8(i)(7) because the Proposal deals with Emerson's ordinary business operations. Accordingly, Emerson respectfully requests that the Staff not recommend enforcement action if Emerson omits the Proposal from its 2006 Proxy Materials. If the Staff does not concur with Emerson's position, I would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

Please file stamp one of the enclosed copies and return it to the messenger, as evidence of your receipt of this letter. If you have any questions, please do not hesitate to contact me at (314) 553-3798.

Sincerely,



W. Wayne Withers
Enclosures

Exhibit A

RESOLVED, that stockholders of Emerson Electric Co. ("Emerson" or the "Company") urge the Compensation and Human Resources Committee of the Board of Directors (the "Board") to establish a policy to seek stockholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" mean employment agreements containing severance provisions; change of control agreements; retirement agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments; and the estimated present value of periodic retirement payments, fringe benefits, perquisites, consulting fees and other amounts to be paid to the executive after or in connection with termination of employment.

SUPPORTING STATEMENT

Current Emerson Chairman and CEO David Farr has no employment agreement with the Company. In our opinion, the absence of an agreement setting forth the severance compensation payable to Mr. Farr could expose the Board to pressure if it needed to effect an involuntary termination. A policy like the one urged in this proposal would permit severance payouts exceeding the threshold described above, but only if Emerson's stockholders approved the arrangements as being in the Company's best interests.

The arrangements entered into with Emerson former Chairman and CEO Charles Knight, who resigned as a Company employee on September 17, 2004, reinforces our belief that a policy on severance payments would be in the interests of Emerson stockholders. Mr. Knight's employment agreement entitled him to post-employment compensation that we believe is excessive and not in the interest of stockholders.

The agreement provides that Mr. Knight will "continue to have access to Company facilities and services on the same basis as during his employment, including the Company's aircraft, car, driver, security, financial planning and club memberships, the estimated annual value of which is less than $200,000." (2004 Emerson proxy statement) No duration is specified for these perquisites.

Corporate governance experts and leading institutional investors favor severance approval policies like the one we advocate in this proposal. The Council of Institutional Investors, a trade association of pension funds with over $3 trillion in assets, states that stockholders should approve all agreements "providing for severance, change-in-control or other special payments to executives exceeding 2.99 times average annual salary plus annual bonus for the previous three years." (See http://www.cii.org/policies/compensation/emp_contracts.htm) Institutional Shareholder Services, the nation's largest proxy voting advisor, also favors stockholder ratification, as long as prior approval is not required. (See http://www.issproxy.com/governance/publications/2005archived/006.jsp)

We urge stockholders to vote FOR this proposal.



American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

September 29, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Emerson Electric Co.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Emerson Electric Co. ("Emerson" or the "Company") a stockholder proposal (the "Proposal") urging the Compensation and Human Resources Committee of the Board of Directors to establish a policy to seek stockholder approval for future severance agreements with senior executives meeting certain criteria set forth in the Proposal.

In a letter to the Commission dated September 19, 2005, Emerson stated that it intends to omit the Proposal from its proxy materials being prepared for the 2006 annual meeting of shareholders. Emerson argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(2), as requiring Emerson to violate federal and state law; (ii) Rule 14a-8(i)(3), on the ground that the Proposal contains materially false or misleading statements; (iii) Rule 14a-8(i)(6), because Emerson lacks the power or authority to implement the Proposal without violating state law; and (iv) Rule 14a-8(i)(7), as relating to Emerson's ordinary business operations.

As discussed more fully below, Emerson's objections depend on a misreading and mischaracterization of the Proposal and disregard long-established interpretations by the Staff of the exclusions Emerson cites. Accordingly, Emerson should not be permitted to omit the Proposal from its proxy statement.

__The Proposal Would Not Require Emerson to Violate Federal or State Law__

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy statement if the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6), which allows exclusion of proposals which the registrant lacks power or authority to implement, has been interpreted to permit omission of proposals that would compel the registrant to violate an existing legal obligation.[1]

Emerson claims that the Proposal would require it to violate both the federal Employee Retirement Income Security Act ("ERISA") and existing contractual obligations with executives. Specifically, Emerson argues that reducing an executive's benefits payable under the Company's retirement plans would violate ERISA's prohibitions on reducing accrued benefits of a plan participant, and that reducing or eliminating compensation and other previously-earned benefits to which executives are entitled would constitute a breach of contract and thereby violate the law of Missouri, where Emerson is incorporated.

These objections are based on an egregious misreading of the Proposal. Nothing in the Proposal would require the reduction or elimination of any element of any senior executive's compensation or benefits. Unlike other proposals which the Staff has determined could require a registrant to violate existing contracts,[2] the Proposal does not try to impose a particular limit on compensation or benefits. Nor would the Proposal require violation of an existing contractual obligation: By its own terms, the Proposal applies only to future severance agreements. Accordingly, exclusion in reliance on Rule 14a-8(i)(2) or (i)(6) is inappropriate.

The Proposal is Not Materially False or Misleading

Rule 14a-8(i)(3) permits a registrant to exclude a proposal if it violates any of the Commission's other proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. Simply put, Emerson's complaints take portions of the supporting statement out of context and then posit farfetched and unflattering interpretations that stockholders could conceivably arrive at upon reading those statements. Not only are Emerson's conclusions very unlikely ones for stockholders to draw, but in some cases they are flatly contradicted by other material in the supporting statement. In sum, Emerson's request focuses on exactly the kinds of statements which the Staff indicated in Staff Legal Bulletin 14B ("SLB 14B")[3] are not appropriate for registrants to exclude pursuant to Rule 14a-8(i)(3).

Emerson's first objection involves statements in the supporting statement regarding the absence of an employment agreement for Chairman and CEO David Farr. The Proposal states, "In our opinion, the absence of an agreement setting forth the severance compensation payable to Mr. Farr could expose the Board to pressure if it needed to effect involuntary termination." Emerson first argues that this statement suggests, "without factual support, that Emerson's executive officers are likely to manipulate or pressure Emerson's board to act improperly for the benefit of such executives to the detriment of shareholders." To the contrary, the language Emerson cites states the rather straightforward proposition that, in the Plan's opinion, the absence of any employment agreement with Mr. Farr could increase his leverage in negotiating with the board around his involuntary departure. The Proposal does not speculate about how the board would respond to this pressure, nor does the Proposal state or imply that the board would breach its fiduciary obligations to Emerson's stockholders.

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1 See, e.g., Whitman Corporation (available Feb. 15, 2000).

2 See, e.g., OGE Energy Corp. (available Mar. 4, 1999); Kroger Co. (available Apr. 21, 2000).

3 Division of Corporation Finance, Staff Legal Bulletin 14B, "Shareholder Proposals" (Sept. 15, 2004) (available at http://www.sec.gov/interps/legal/cfslb14b.htm).

Similarly, Emerson frets that stockholders would misunderstand the Proposal's statements regarding the absence of an employment agreement with Mr. Farr, and would conclude that the Proposal is in fact urging Emerson to negotiate such an agreement. Any stockholder who has read the Proposal's "resolved" clause would be hard pressed to make that mistake.

Third, Emerson seeks to exclude the second and third paragraphs of the supporting statement, which detail the severance arrangements the Company entered into with former Chairman and CEO Charles Knight. Far from being irrelevant and misleading, as Emerson claims, these paragraphs describe past actions of Emerson's board that "reinforce [the Plan's] belief that a policy on severance payments would be in the interests of Emerson stockholders." Again, Emerson conjures conclusions it says a stockholder could draw from the description of Mr. Knight's retirement package, including that "Emerson has habitually paid its senior executives significant amounts upon retirement" and that "Emerson should repudiate the contract with Mr. Knight." These conclusions defy logic and find no support in the language of the actual Proposal and supporting statement.

Fourth, Emerson objects to the Proposal's characterization of Mr. Knight's retirement compensation as "excessive." Emerson fails to mention, however, that the full language is "Mr. Knight's employment agreement entitled him to post-employment compensation that we believe is excessive . . . ." (emphasis added) Further, the Plan's characterization of Mr. Knight's compensation can, in the words of SLB 14B, be "disputed or countered" in Emerson's statement in opposition, one of the circumstances in which exclusion is not appropriate.

In a similar vein, Emerson disagrees with the supporting statement's assertion that Mr. Knight's post-retirement compensation was, in the Plan's opinion, not in the interests of Emerson's stockholders. Emerson provides a detailed explanation of why it believes the agreement with Mr. Knight is valuable, the kind of argument that is well-suited to the Company's statement in opposition to the Proposal. Emerson also claims that the logical extension of this statement is that the board breached its fiduciary duties to stockholders when it approved the agreement. Without embarking on an extended discussion of the law of fiduciary duty, we think it's clear that there is a major difference between saying, post hoc, that a board made an ill-advised decision and alleging that the board engaged in an actionable breach of its duty of care or loyalty.

Seventh, Emerson argues that references to positions of the Council of Institutional Investors ("CII") and Institutional Shareholder Services ("ISS") regarding stockholder approval of certain severance arrangements are misleading. This argument is premised on the misconception that the Proposal seeks the adoption of a policy requiring prior approval of the types of severance arrangements described in the Proposal, while both CII and ISS favor "ratification," which can take place after the relevant action. However, the Proposal speaks simply of stockholder approval and does not specify that such approval must be obtained before any agreement can be reached with a senior executive. Indeed, proposals seeking to require prior approval for a particular corporate action generally say so explicitly.[4] Accordingly, there is no

[4] See, e.g., NMR of America, Inc. (available May 28, 1993) (company should be prohibited from repricing options without the "prior approval" of shareholders).

inconsistency between the policy urged in the Proposal and those supported by CII and ISS. If the Staff believes that revision is necessary to clarify that the Proposal countenances after-the-fact as well as prior approval, the Plan will do so.

Finally, Emerson argues that the Proposal is so vague and indefinite as to warrant exclusion of the whole Proposal, because it does not specify how a senior executive's base salary and bonus should be determined. Emerson concedes that the Proposal "appears to require the determination to be made on the basis of an executive's existing base salary and bonus," which is in fact the intent of the Plan. Emerson contends, though, that reference at the end of the supporting statement to CII's support for a policy that would calculate the threshold by averaging the prior three years' salary and bonus amounts would lead a stockholder to conclude that this is the approach being taken by the Proposal. Because it is clear that the three-year calculation is relevant only to the CII's policy, and because the Proposal's "resolved" clause does not refer to a three-year approach, the Plan believes that Emerson's concern is misplaced.

The Proposal Relates Exclusively to Senior Executive Compensation, Which is Outside the Scope of the Ordinary Business Exclusion

Rule 14a-8(i)(7) allows exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion, while proposals dealing with general employee compensation are excludable.[5] The Proposal covers only senior executives of Emerson. Nonetheless, in a confusing argument, Emerson urges that the Proposal relates to Emerson's ordinary business because Emerson has identified 59 employees as senior executives and the Staff's "policy concerns" could not possibly apply to such a large group.

There is no basis in any Commission release or Staff no-action determination to impose a numeric limitation on the number of senior executives who may be affected by a stockholder proposal. The policy concerns that led the Staff to require inclusion of proposals on senior executive compensation do not turn on something as simplistic as the number of executives involved. Further, the number of senior executives employed by a registrant likely depends on such factors as company size and reporting structure, making a single threshold for all registrants inappropriate. Finally, the Staff's distinction between senior executives and non-senior executives has been used consistently and successfully for over a decade by both registrants and proponents. Accordingly, there is no reason to adopt a different approach in response to Emerson's protestations.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) ___-____. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

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[5] See Eastman Kodak (available Feb. 13, 1992); International Business Machines Corp. (available Feb. 13, 1992); see also Division of Corporation Finance, Staff Legal Bulletin No. 14A (July 12, 2002) (available on www.sec.gov/interps/legal/cfslb14a.htm) (addressing excludability of proposals dealing with stockholder approval of option plans in which non-senior-executives participate).

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: W. Wayne Withers
Executive Vice President, Secretary and General Counsel
Emerson Electric Co.
Fax # 314-553-3205

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Emerson Electric Co.
Incoming letter dated September 19, 2005

The proposal urges the board of directors' compensation and human resources committee to establish a policy to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Emerson may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Emerson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Emerson may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Emerson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Emerson may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Emerson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Emerson may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Emerson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel